Prospectus/February 1, 2000

Mosaic Government Money Market

Mosaic Government Money Market is a money market mutual fund that invests in short-term debt securities issued or guaranteed by the United States Government and United States Government agencies.

Features

- No commissions or sales charges
- $1,000 minimum initial investment
- No “12b-1” expenses
- Checking privileges
- Dividends accrue every day and can be paid by check,
- electronic funds transfer, or reinvested monthly.
- Invest or withdraw funds by phone or by mail

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Madison Mosaic, LLC
Investment Advisor

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

Mosaic Government Money Market (the "Fund") is a money market mutual fund. It has two main objectives: (1) To preserve capital and (2) provide liquidity by investing in US Government securities.

Principal Investment Strategies of the Fund

The Fund's principal investment strategy is to maintain a stable share price of $1.00 per share. In doing so, the Fund invests in securities that are issued or guaranteed by the US Government. It may also invest in securities that are collateralized by such securities. In order to maintain the Fund's price stability, the Fund limits its investments to short-term US Government securities that may not yield as high a level of income as longer-term securities.

Principal Risks of Investing in the Fund

Since the Fund's share price is stable, it is intended for investors who are seeking current income with little risk. Because the Fund limits its investments to US Government securities, it is unlikely that a Fund investment will default. However, you should understand that Government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

Risk/Return Bar Chart and Table

The chart and table below demonstrate the variability of the Fund's returns during periods of changing interest rates. The performance of the Fund in the past, shown above, is not necessarily an indication of how the Fund will perform in the future.


8
7
6
5
4
3
2
1
0
7.34%
5.08%
3.14%
2.07%
3.14%
4.76%
4.33%
4.54%
4.51%
4.23%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

Average Annual Total Returns
(for the periods ending December 31, 1999)

Past One Year	Past 5 Years	Past Ten Years
4.23%	4.47%	4.27%

During the period shown in the bar chart, the highest return for a quarter was 1.82% (quarter ending June 30, 1990) and the lowest return for a quarter was 0.50% (quarter ending March 31, 1993).

To obtain the Fund's current 7-day yield, call our shareholder service department toll-free at 888-670-3600 or call our toll-free 24-hour automated information line, Mosaic Tiles, at 800-336-3063.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) of any type	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

Management Fee	0.50%
Distribution (12b-1) Fees	None
Other Expenses	0.38%
Total Annual Fund Operating Expenses	0.88%

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$90	$281	$488	$1,084

Additional fees and transaction charges described in Mosaic's "Guide to Doing Business", if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks, bounced investment checks, and retirement plans).

Investment Objectives

The investment objectives of the Fund are (1) to preserve capital and (2) provide liquidity by investing in the relative safety of US Government securities.

The Trustees may change the Fund's investment objectives without shareholder approval. However, you will receive prior written notice of any material change.

There is no assurance that the Fund's investment objective will be achieved.

Implementation of Investment Policies

Maintain $1.00 Share Price

In order to achieve the relative safety and liquidity required by its investment objectives, we seek to maintain a stable share price of $1.00 for the Fund. We attempt to do this by limiting our investments for the Fund to shorter-term US Government securities. These securities may not yield as high a level of current income as is normally available from longer-term or lower-rated securities.

Invest in US Government Securities

US Government securities include a variety of securities that are issued or guaranteed by (1) the US Treasury, (2) various agencies of the federal government, (3) various instrumentalities which have been established or sponsored by the US Government and (4) certain interests in these types of securities.

US Treasury securities include notes, bills and bonds. Obligations of the Government National Mortgage Association, the Federal Home Loan Bank, the Federal Farm Credit System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Small Business Administration and the Student Loan Marketing Association are also considered US Government securities. All US Treasury securities are backed by the "full faith and credit" of the United States. However, not all of the other types of US Government securities are backed by United States "full faith and credit."

Some federal agencies have authority to borrow from the US Treasury while others do not. In the case of securities not backed by the full faith and credit of the United States, the Fund, as an investor, will look to the agency issuing or guaranteeing the obligation for ultimate repayment. In the unlikely event that an agency or instrumentality of the US Government defaults on its obligations, the Fund may not be able to assert a claim against the United States itself.

Invest in Repurchase Agreements

In addition, we expect to invest a portion of the Fund's assets in repurchase agreements that are at least 100% collateralized by US Government securities.

What is a repurchase agreement? This involves the sale of securities to the Fund by a financial institution or securities dealer, simultaneous with an agreement by that institution to repurchase the same securities at the same price, plus interest, at a later date.

What does "at least 100% collateralized" mean? If the other party doesn't buy back the securities, the Fund won't lose any principal or interest. However, the Fund could end up holding securities it did not intend to own. Were it to sell such securities, the Fund might incur a loss.

Hold Securities to Maturity

We intends normally to hold securities for the Fund until they mature. Historically, securities issued or guaranteed by the US Government or its agencies or instrumentalities have involved little risk to principal and interest if held to maturity.

Comply with Money Market Regulations

We intend to comply with Federal regulations that govern money market mutual funds (i.e., mutual funds that seek to maintain a stable share price of $1.00). Essentially, this means that we will limit the Fund's purchases of investments to securities having a maximum maturity of 13 months or less. We will not purchase any investment that would, at the time of purchase, cause the average maturity of the Fund to exceed 90 days.

Risks

Because we limit our investments for the Fund to US Government securities, it is unlikely that a Fund investment will default. However, you should understand that Government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although we seek to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

Management

The Advisor

We are Madison Mosaic, LLC, 1655 Ft. Myer Drive, Arlington, Virginia, a wholly owned subsidiary of Madison Investment Advisors, Inc., 6411 Mineral Point Road, Madison, Wisconsin ("Madison"). We administer manage approximately $200 million in assets in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm for over 25 years, provides professional portfolio management services to a number of clients and has approximately $3.5 billion under management. We are responsible for the day-to-day administration of the Fund's activities.

Compensation

Advisory Fee. For its services under its Investment Advisory Agreement with the Fund, we receive a fee, payable monthly. The fee equals 0.50% per year of the average daily net assets of the Fund.

Administrative and Services Fee. Under a separate Services Agreement with the Fund, we provide or arrange for the Fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of the Fund for these services. This fee has been set at 0.38% since October 1, 1997.

Pricing of Fund Shares

The price of each Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's investments, minus its expenses and liabilities, divided by the total number of shares. The Fund's NAV is calculated at the close of the New York Stock Exchange each day it is open for trading.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed. Under normal circumstances, the NAV of the Fund will not change from one day to the next.

The Fund's securities are valued according to the "amortized cost" method, which is intended to stabilize the share price at $1.00.

Dividends and Distributions

The Fund's net income is declared as dividends each business day. Dividends are paid in the form of additional shares credited to your account at the end of each calendar month, unless you elect in writing to receive a monthly dividend check. (Please refer to Mosaic's Guide to Doing Business for more information about dividend distribution options.)

Taxes

Federal

The Fund will distribute to shareholders 100% of its net income and net capital gains, if any, by the end of its fiscal year. We will send you an annual notice of dividends paid during the year.

State and Local

At the state and local level, dividend income and capital gains are generally considered taxable income. Interest on certain US Government securities held by the Fund may be exempt from state and local income taxes if held directly by the shareholder. The Fund is generally permitted to "pass-through" this exemption to shareholders. We will send shareholders an annual notice of the percentage of US Government securities that are exempt from state and local income taxes.

Certification of Tax Identification Number

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 31% of your Fund distributions. You should retain all statements received from the Fund to maintain accurate records of your investments.

Financial Highlights

The following financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for periods after March 31, 1997 was audited by Deloitte & Touche LLP, whose report, along with the Fund's financial statements, are included in the annual report. It is available upon request. Other independent accountants audited information for periods before April 1, 1997.

Year ended Sept. 30	Net asset value beginning of year	Net investment income	Total from investment operations	Distributions from net investment income	Total distributions	Net asset value end of year	Total return	Net assets end of year (thousands)	Ratio of expenses to average net assets	Ratio of net investment income to average net assets
1999	$1.00	$0.04	$0.04	$(0.04)	$(0.04)	$1.00	4.19%	$43,345	0.88%	4.11%
1998	1.00	0.05	0.05	(0.05)	(0.05)	1.00	4.76	46,512	0.87[3]	4.66[3]
1997[1]	1.00	0.02	0.02	(0.02)	(0.02)	1.00	2.33	50,793	0.90[2]	4.58[2]
Fiscal Years Ended March 31										
1997	$1.00	$0.04	$0.04	$(0.04)	$(0.04)	$1.00	4.38%	$54,687	1.05%	4.29%
1996	1.00	0.05	0.05	(0.05)	(0.05)	1.00	4.62	57,197	1.23	4.52
1995	1.00	0.04	0.04	(0.04)	(0.04)	1.00	3.80	64,541	1.16	3.70

1 For the six month period ended September 30, 1997.

2 Annualized.

3 The ratio of expenses and net investment income to average net assets would have been 0.88% and 4.65%, respectively, if we did not waive fees for the period.

Mosaic Government Money Market has a Statement of Additional Information (SAI) that includes additional information about the Fund. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. The SAI and the Fund's annual and semi-annual reports are available, without charge by calling the Trust at the shareholder service phone number.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "**Guide to Doing Business**." Mosaic's "**Guide to Doing Business**" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about the Fund or if you would like a copy of any written Fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com

Finally, you can review and copy information about the Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section, Washington, DC 20549-6009.

Telephone Numbers

Shareholder Service
Toll-free nationwide: **1 888 670-3600**

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: **1 800 336-3063**

Transfer Agent
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

SEC File Number 811-2910

Mosaic
Government Money Market

Mosaic Government Money Market

PROSPECTUS

February 1, 2000

MOSAIC FUNDS

www.mosaicfunds.com